UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-11811 and 333-11811-01

ELDORADO RESORTS LLC
ELDORADO CAPITAL CORP.
(Exact names of registrants as specified in their charters)

345 North Virginia Street, Reno, Nevada 89501 (775) 786-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10-1/2% Senior Subordinated Notes due 2006
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

                Approximate number of holders of record as of the certification or notice date:     0

                Pursuant to the requirements of the Securities Exchange Act of 1934 Eldorado Resorts LLC and Eldorado Capital Corp., co-issuers of the 10-1/2% Senior Subordinated Notes due 2006, have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: June 11, 2004	ELDORADO RESORTS LLC

	By:	/s/ Donald L. Carano
Donald L. Carano, Chief Executive
Officer, President and Presiding Manager

ELDORADO CAPITAL CORP.

	By:	/s/ Donald L. Carano
Donald L. Carano, President